August 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Amanda Kim, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	VPC Impact Acquisition Holdings
Correspondence dated August 4, 2021
Amendment No. 2 to Registration Statement on Form S-4
Filed July 9, 2021
File No. 333-254935

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are writing to provide the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4, initially filed on March 31, 2021 (the “Registration Statement”) and related supplemental response dated August 4, 2021, contained in the Staff’s letter dated August 9, 2021 (the “Comment Letter”). We are concurrently submitting via EDGAR this letter and Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”)

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Response Letter dated August 4, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

Bakkt, page 283

1.

Please add a discussion to your Digital Asset Marketplace, Loyalty Redemption, and Alternative Payment Method disclosure to describe how you recognize revenue for each of these offerings. The overview section should bridge your discussion between your business offering and how revenue is recognized. Also, please add a statement that substantially all your revenue is recognized from the Loyalty program. As it relates to custody, note that revenue is immaterial with “less than 1% of PDF Contracts go to contract maturity.” Also, note that the remaining revenue is recognized from providing services to IFUS and ICUS under the Triparty Agreements.

United States Securities and Exchange Commission

August 18, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and has concurrently revised pages 286-287, 312-314 of the Amended Registration Statement and has made conforming revisions to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements beginning on pages F-60 and F-100 of the Amended Registration Statement, respectively, to address the Staff’s Comment 1.

As it relates to custody and PDF Contracts, respectively, the Company has added disclosure stating that (i) the standalone custody revenue is currently immaterial (on page 286), and (ii) less than 1% of PDF Contracts go to contract maturity (on page 292, with conforming disclosure on pages 286, 313, F-60 and F-101). However, the Company respectfully suggests that, technically, these two facts are unrelated, as further explained below.

Bakkt does not charge a separate custody fee to parties that trade PDF Contracts. Bakkt earns direct custody revenue only with respect to “standalone” custody that it offers directly to third party customers (which generates the revenue discussed on page 314 of the Amended Registration Statement), which is unrelated to the PDF Contracts. Further, whether or not any particular PDF Contract goes to maturity, Bakkt earns net revenue from IFUS and ICUS, as applicable, with respect to that PDF Contract. The Company has revised the Amended Registration Statement on pages 286, 314, F-61 and F-102 to enhance these disclosures.

2.

Revise to discuss the Triparty Agreement and the related party nature of this arrangement. This disclosure should include, but not limited to, describing the promised goods or services that you provide (i.e., custody and bullets identified in your response 2(c)) and the reasons for negative revenue. In addition, your results of operations disclosure should separately discuss and analyze the revenue recognized under this agreement.

Response:

The Company has revised pages 286, 291-292, 294, 297, 301 and 312-314 of the Amended Registration Statement and has made conforming revisions to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements beginning on pages F-60 and F-100 of the Amended Registration Statement, respectively, and Note 7 – Related Parties to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements on pages F-76 and F-112-F-113 of Amended Registration Statement, respectively.

United States Securities and Exchange Commission

August 18, 2021

3.

Based on your financial projections, we note that you expect to generate a substantial portion of your revenue in 2021 in Crypto Trades, which are sales of cryptocurrency in which Bakkt acts as the principal in transactions with its third-party trading relationships and consumers using its app. Discuss the material risks and uncertainties related to your plans to rely on Crypto Trades as a significant driver of your business. To the extent known, discuss the “certain additional cryptocurrencies” that you intend to include in the third quarter of 2021. For aspects of your business that did not generate positive revenue, discuss the circumstances that need to occur to begin generating positive revenue.

Response:

The Company respectfully advises the Staff that it has revised the Amended Registration Statement on pages 287 and 288 to describe the material risks and uncertainties related to the significant drivers of Bakkt’s business generally, including, but not limited to, those related to crypto trades. The Company also informs the Staff that Bakkt expects that revenues related to transactions, crypto trades, subscriptions and services all will be significant drivers of Bakkt’s business. As such, the Company has revised its disclosure to state that the risks and uncertainties related to each of the Company’s revenue-generating activities are largely the same.

The Company has revised the Amended Registration Statement on pages 271, 272, 286 and 287 to explain the ongoing regulatory process undertaken in connection with adding more cryptocurrencies to its platform, including to clarify that it now anticipates adding such cryptocurrencies in the fourth (rather than the third) quarter of 2021. The Company respectfully advises the Staff that, at this time, Bakkt cannot publicly identify which cryptocurrencies it plans to add to its platform in the fourth quarter of 2021. Bakkt cannot begin its formal process to evaluate adding new cryptocurrencies to its platform until New York State Department of Financial Services (“NYSDFS”) has approved Bakkt’s proposed risk assessment process for making that determination, which has already been submitted to NYSDFS for review. Following receipt of NYSDFS’s approval of its risk assessment process, Bakkt expects to complete its evaluation of potential new cryptocurrencies and determine which cryptocurrencies it proposes to add to its platform. Once it does so, that determination will also be subject to final approval by NYSDFS. Bakkt currently expects to have completed this process (including the associated NYSDFS reviews) and to add the new cryptocurrencies during the fourth quarter of 2021.

With respect to the Staff’s comment to discuss the circumstances that need to occur for Bakkt to begin generating positive revenue for the aspects of its business that currently do not generate positive revenue, the Company has revised the Amended Registration Statement on pages 291 and 292 to describe the nature of the revenue it receives under the Triparty Agreement and the circumstances that Bakkt believes need to occur for Bakkt to begin generating positive revenue for such activities.

United States Securities and Exchange Commission

August 18, 2021

Revenue Recognition

Triparty Agreement, page F-259

4.

Revise your statement that “you recognize revenue…for trading and clearing services” to agree to your performance obligations as outline in your response 2(c) for Bakkt Trust. In this regard, we note your representation that you are not providing the trading and clearing services. Make corresponding revision throughout your filing.

Response:

The Company has revised Note 2 – Summary of Significant Accounting Policies – Revenue Recognition – Triparty Agreement to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements beginning on pages F-60 and F-100 of the Amended Registration Statement, respectively, and has made corresponding revisions to Note 7 – Related Parties to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements on pages F-76 and F-112-F-113 of Amended Registration Statement, respectively, and on pages 286, 291, 305, 312 and 313 of the Amended Registration Statement.

5.

Please clarify the meaning of “help facilitate the trading and clearing services of IFUS and ICUS” by identifying your promised goods or services. For example, are your promised goods and services outlined in 2(c) and custody?

Response:

The Company has revised Note 2 – Summary of Significant Accounting Policies – Revenue Recognition – Triparty Agreement to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements beginning on pages F-60 and F-100 of the Amended Registration Statement, respectively, and has made corresponding revisions on pages 312 and 313 of the Amended Registration Statement.

6.

Revise your revenue recognition footnote for the Triparty agreement to describe your performance obligations. In this regard, the current disclosure focuses more on the tasks and duties of IFUS and ICUS instead of on your task and duties. This disclosure should clearly articulate what promised goods or services are distinct, how many performance obligations you have, and what promised goods or services are included in each performance obligation.

Response:

The Company has revised Note 2 – Summary of Significant Accounting Policies – Revenue Recognition – Triparty Agreement to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements on pages beginning F-60 and F-100 of the Amended Registration Statement, respectively, and has made corresponding revisions on pages 312-314 of the Amended Registration Statement.

United States Securities and Exchange Commission

August 18, 2021

7.

Please clarify when you recognize revenue for each performance obligation in the Triparty Agreement and what the ASC 606 contract period is for each performance obligation. Also, revise to state whether revenue is recognized at a point in time or over time.

Response:

The Company has revised Note 2 – Summary of Significant Accounting Policies – Revenue Recognition – Triparty Agreement to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements beginning on pages F-60 and F-100 of the Amended Registration Statement, respectively, and has made corresponding revisions on page 313 of the Amended Registration Statement.

8.

Please disclose the transaction price for each performance obligation. We note that in your statement in response to 2(b) the transaction price is 100% of the trading and clearing fees collected by IFUS and ICUS less rebates and incentive payments made by IFUS and ICUS to their customers. Also, disclose your obligation to make the shortfall payment describe in note 7 and include your assertion that you recognize this payment as a reduction of revenue because such payments are made to your customers, IFUS and ICUS, and you do not receive a distinct good or service for such payment.

Response:

The Company has revised Note 2 – Summary of Significant Accounting Policies – Revenue Recognition – Triparty Agreement to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements beginning on pages F-60 and F-100 of the Amended Registration Statement, respectively, and has made corresponding revisions on page 313 of the Amended Registration Statement.

9.

Please confirm whether our understanding of your response is correct that the rebates and incentive payments are part of the transaction price and the shortfall payment is consideration payable to your customer and make corresponding revision to your proposed disclosure discussing variable consideration on page 17. Also, we note your reference that you generally do not need to estimate, describe instances where you do need to make estimates and whether those instances are material.

Response:

The Company respectfully advises the Staff that Bakkt records the rebates and incentives payments each month based on the actual trading activity, which are then settled the following month. Any minor adjustments are made the subsequent month, which are immaterial to the

United States Securities and Exchange Commission

August 18, 2021

month. To clarify this process, the Company has revised Note 2 – Summary of Significant Accounting Policies – Revenue Recognition – Triparty Agreement to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements beginning on pages F-60 and F-100 of the Amended Registration Statement, respectively, and has made corresponding revisions on page 313 of the Amended Registration Statement.

Custody, page F-260

10.

Please revise your custody revenue recognition policy to reconcile the discussion of “PDF Contract customers” with your Triparty Agreement policy in which you state the PDF contract holder is not your customer.

Response:

The Company has revised Note 2 – Summary of Significant Accounting Policies – Revenue Recognition – Custody to Bakkt’s Consolidated Financial Statements and Bakkt’s Unaudited Interim Consolidated Financial Statements on pages F-61 and F-102 of the Amended Registration Statement, respectively, and has made corresponding revisions on page 313 of the Amended Registration Statement.

.

General

11.

We note your revised disclosure in response to prior comment 6 regarding the projected financial information. Please provide a discussion of the “large amount of components...that were taken in consideration for purposes of arriving at the projected financial information” and were evaluated by the VIH Board.

Response:

The Amended Registration Statement has been revised accordingly on pages 161-163.

* * *

United States Securities and Exchange Commission

August 18, 2021

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

WHITE & CASE LLP